Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                                                                                                                                TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

Monday, January 26th, 2009

Titan Trading Analytics Recruits New Member to Titan’s Advisory Board

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that it is adding a new team member, Doug Laughlin to Titan’s Advisory Board. Doug’s background includes over 20 years of professional sales and management experience with NASDAQ organizations including Cisco Systems, 3Com, and Foundry Networks.  His duties within these organizations included sales, marketing, sales management, training, group presentations, trade show management, contract negotiations, hiring and OEM relationships.  Doug currently also works in an advisory role with multiple high tech corporations in the area of business development.

Doug has personally experienced the full lifecycle of a successful technology venture. He has been involved in the transition from an early stage technology company through to the expansion and maturity phases. Doug also works closely with various equities and options investment groups, having served on the steering committee of the Atlanta chapter of the Market Technician’s Association (MTA).

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO
(780) 438-1239

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.